UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  August 9, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 8 dated August 9, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

August 9, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 8, 2006
August 9, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC APPOINTS NEW DIRECTOR AND GRANTS OPTIONS

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that Mr. John D. Anderson of Vancouver, British Columbia, has been appointed to the Board of Directors. A graduate of the University of Western Ontario, Mr. Anderson brings to J-Pacific a wealth of experience in the capital markets, corporate finance and public relations.

J-Pacific has granted incentive options to Mr. Anderson for the purchase of 150,000 common shares at $0.40 per share and for the purchase of 100,000 common shares at $0.70 per share for 10 years. In addition, J-Pacific has granted incentive stock options to other directors and officers and an employee for the purchase of a total 1,250,000 common shares for 10 years at $0.30 per share.

J-Pacific is a junior resource company focused on gold exploration and mining in North America. J-Pacific owns the past-producing Blackdome gold mine in south-central British Columbia and is completing exploration in immediately adjacent areas and on the Elizabeth Project, located approximately 30 kilometres to the south. In addition, J-Pacific has also been actively exploring in Quebec on the Montgolfier Project, located 35 kilometres east of the Casa Berardi Project held by Aurizon Mines Ltd., and also on the Callaghan and Golden Trend Projects in the Cortez district of Nevada.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.